                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------    ----------

                         Commission file number 0-13818

            POPULAR LEASING & RENTAL, INC. RETIREMENT & SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

                                                                                               Page

Financial Statements:

     Report of Independent Accountants........................................................   1

     Statements of Net Assets Available for
      Benefits as of December 31, 2000 and 1999...............................................   2

     Statement of Changes in Net Assets Available
      for Benefits for the year ended December 31, 2000.......................................   3

     Notes to Financial Statements...........................................................  4-9

Supplemental Schedule:*

     Exhibit I - Schedule of Assets Held for
      Investment Purposes as of December 31, 2000.............................................  10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(PricewaterhouseCoopers Logo)                         PricewaterhouseCoopers LLP
                                                                 P.O. Box 363566
                                                         San Juan, PR 00936-3566
                                                        Telephone (787) 754-9090


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Popular Leasing & Rental, Inc.
Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular Leasing & Rental, Inc. Retirement and Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------

June 1, 2001


Certified Public Accountants
(of Puerto Rico)
License No. 216 Expires Dec. 1, 2001
Stamp 1729394 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                        2000              1999
                                                     ----------        ----------

                                          ASSETS

Investments, at fair value.......................... $4,695,495        $4,113,608
                                                     ----------        ----------
Receivables:
  Contribution receivable...........................     26,897                --
  Profit sharing contribution receivable............         --           209,835
  Dividend and interest receivable..................     69,187           133,747
                                                     ----------        ----------

                                                         96,084           343,582
                                                     ----------        ----------

Cash and cash equivalents...........................     13,974            20,471
                                                     ----------        ----------

      Total assets..................................  4,805,553         4,477,661
                                                     ----------        ----------

                                       LIABILITIES

Investments purchased payable.......................      6,559            14,123
                                                     ----------        ----------

      Total liabilities.............................      6,559            14,123
                                                     ----------        ----------

Net assets available for benefits................... $4,798,994        $4,463,538
                                                     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

Additions (deductions) to net assets:
  Investment income
    Net depreciation in fair value of investments............  $   (408,691)
    Interest.................................................        16,285
    Dividends................................................       138,261
                                                               ------------

    Total investment loss....................................      (254,145)
                                                               ------------

  Contributions:
    Employer.................................................       224,292
    Participants.............................................       540,673
    Rollover from other qualified plans......................           891
                                                               ------------

    Total contributions......................................       765,856
                                                               ------------

    Total additions..........................................       511,711

  Deductions from net assets -
    Benefits paid to participants............................       176,255
                                                               ------------

Net increase.................................................       335,456

Assets available for benefits:
  Beginning of year..........................................     4,463,538
                                                               ------------

  End of year................................................  $  4,798,994
                                                               ============

   The accompanying notes are an integral part of these financial statements.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF PLAN

         The following description of Popular Leasing & Rental, Inc. Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan, which became effective on January 1, 1995. The Plan covers substantially all employees of Popular Leasing and Rental, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) who have one year of service (work at least 365 days in aggregate), are at least eighteen years old, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of Employee Retirement Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make pre-tax and after tax payroll deductions ranging from 1% to 10% of their monthly compensation before overtime. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant's annual compensation, as defined, or $8,000. The Company matches participant's pre-tax contributions at the rate of 50 cents for each dollar saved on the first 8% of participant's compensation. In addition, the Company may make other contributions out of its net profits in such amounts as the Company may determine.

         Participant Accounts

         Each participant account is credited with its contribution and allocation of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts with at least five periods of consecutive breaks in service. For purposes of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 183 days of service. During the break in service period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The net change in the value of the Plan is posted to the participants accounts on a monthly basis.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

         Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of service. The Company's contributions vest in accordance with the following schedule:

                  YEARS OF SERVICE                  VESTING %

                    Less than 1....................     0
                    At least 1.....................    20
                    At least 2.....................    40
                    At least 3.....................    60
                    At least 4.....................    80
                    At least 5.....................   100

         Investment Options

         Upon enrollment in the Plan, a participant may elect to have its contributions invested in one or more of the following funds:

                      FUND                                     DESCRIPTION

         Dreyfus Emerging Leaders Fund                An open-end fund whose investment objective seeks capital growth. The
                                                      Fund seeks to achieve its objective by investing at least 65% of the value of its total assets in equity securities of domestic and foreign issuers.

         Federated Equity Income Fund                 An open-end fund that seeks above to average income and capital appreciation. The fund invests primarily in income-producing equity securities including securities that are convertible into common stocks.

         Vanguard Total Bond Market Index             An open-end fund whose investment objective seeks a high level of
         Fund                                         interest income. The Fund pursues its objective by investing in fixed-income securities with prescribed maturity and credit quality standards.

         Deutsche International Equity Fund           An open-end, no-load fund whose investment objective seeks long-term capital appreciation. The Fund seeks to achieve its objective by investing in foreign equity securities or other securities with equity characteristics.

         Fidelity Advisors Equity                     The Fund invests primarily in the common and preferred stock and
         Growth Institutional Fund                    securities convertible into common stock of companies with above average earnings or sales growth. Emphasis is placed on smaller less well-known companies.

         Popular, Inc. Common Stock                   Investment in Popular, Inc.`s common stock. Popular, Inc. is the
                                                      Company's ultimate parent.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

         Participants may change their investment options quarterly.

         Payment of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or installment payments. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         The Puerto Rico Internal Revenue Code Section 1165(b) requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock. All expenses of the Plan are borne by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

         Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants earnings.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

         Other

         Certain amounts reflected in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:

                                                                                       December 31,
                                                                        2000                                 1999
                                                               # of                                # of
                                                              shares              Value            shares            Value

         Mutual Funds
          Vanguard Total Bond Market Index.................  27,377.326        $  272,678        13,858.374        $  132,486
          Federated Equity Income..........................  29,709.935        $  563,300                --        $       --
          Fidelity Advisor Equity Growth Institutional.....  14,045.069        $  858,856        11,528.416        $  841,805
         Common stock - Popular, Inc....................... 107,809.090        $2,836,575        90,407.159        $2,525,705

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

         During 2000, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

         Mutual funds..... $ (294,748)
         Common stock.....   (113,943)
                           ----------

                           $ (408,691)
                           ==========

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and, therefore, the Plan is exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         No profit sharing contribution was approved for fiscal year 2000. For fiscal year 1999, the Board of Directors approved a profit sharing contribution of $209,835 based on 1999 Company profits. This amount is presented in the accompanying financial statements as a receivable as of December 31 1999. This amount subsequently collected in February 2000.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                                                                                      2000                1999

         Net assets available for benefits:
           Net assets available for benefits per the
            financial statements................................................  $  4,798,994        $  4,463,538
           Amounts allocated to withdrawing participants........................            --              (2,472)
                                                                                  ------------        ------------
         Assets available for benefits per the Form 5500........................  $  4,798,994        $  4,461,066
                                                                                  ============        ============

         Benefits paid to participants:
           Benefits paid to participants per the financial statements...........  $    176,255        $    244,214
           Amounts allocated to withdrawing participants
            at December 31, 1999................................................        (2,472)              2,472
                                                                                  ------------        ------------
         Benefits paid to participants per the Form 5500........................  $    173,783        $    246,686
                                                                                  ============        ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

         of that date, whereas for financial statement purposes these amounts are not recognized until disbursed.

8.       SUBSEQUENT EVENT

         Effective January 1, 2001, the Plan was merged into The Popular Inc., Savings Plan for Puerto Rico Subsidiaries ("The Plan"), as renamed, amended and restated. All of the plans of the Puerto Rico subsidiaries of Popular, Inc., qualified under section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended, were consolidated into this plan.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I

POPULAR LEASING & RENTAL, INC.
RETIREMENT AND SAVINGS PLAN
FORM 5500 SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (AT END OF YEAR)
DECEMBER 31, 2000

         IDENTITY OF ISSUE                     DESCRIPTION           CURRENT
                                              OF INVESTMENT           VALUE

Vanguard Total Bond Market Index Fund.......   Mutual Fund
                                             27,377.326 Units      $  272,678

Federated Equity Income Fund................   Mutual Fund
                                             29,709.935 Units         563,300

Dreyfus Emerging Leaders Fund...............    Mutual Fund
                                             3,234.400 Units          128,050

Fidelity Advisor Equity Growth..............    Mutual Fund
  Institutional Fund                         14,045.069 Units         858,856

Deutsche International Equity Fund..........   Mutual Fund
                                              1423.788 Units           36,036

Popular, Inc.*..............................   Common stock
                                            107,809.090 shares      2,836,575
                                                                   ----------

                                                                   $4,695,495
                                                                   ==========

*Party in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             POPULAR LEASING & RENTAL, INC.
                                             RETIREMENT & SAVINGS PLAN
                                                     (Name of Plan)


                                    By:        /s/ Maria Isabel Burckhart
                                        ----------------------------------------
                                               Maria Isabel Burckhart
                                               Authorized Representative


                                    By:        /s/ Jorge A. Junquera
                                        ----------------------------------------
                                               Jorge A. Junquera
                                               Authorized Representative
                                               in the United States

Dated: June 26, 2001